KludeIn I Acquisition Corp.

2400 Broadway Street, Suite 230

Redwood City, CA 94063

VIA EDGAR

November 10, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Mr. Matthew Crispino

Re:	KludeIn I Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed October 19, 2022 File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 4, 2022, regarding the Amendment No. 2 to Registration Statement on Form S-4 submitted to the Commission on October 19, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Form S-4 filed October 19, 2022

Directors and Officers of KludeIn Following the Closing, page 107

1.	You acknowledge that the Merger Agreement provides that the post-closing board will consist of seven directors, but that KludeIn and Near have agreed to take all necessary action such that KludeIn’s board of directors will consist of five directors at closing. Revise to identify the document or exhibit reflecting this agreement between KludeIn and Near. Disclose the procedural steps that the parties need to take to effect this change. Finally, identify the three directors who are expected to serve on the combined company’s board as independent directors under applicable Nasdaq rules.

The Company respectfully acknowledges the Staff’s comment. On November 3, 2022, the parties amended the Merger Agreement (as defined in the Registration Statement) to, among other items, reduce that reflects the change of number of post-Closing directors from 7 to 5. We have included disclosure relating to the amendment on pages 108 and 110 of the Registration Statement.

Additionally, in response to the Staff’s comments, we have revised the disclosure on page 160 to include which of the post-Closing directors will be independent.

Background of the Business Combination, page 114

2.	We note your disclosure on page 121 that KludeIn has continued to actively pursue and negotiate PIPE financing with various investors. Given that this disclosure is in the “background of the business combination” section, it is unclear whether such negotiations are ongoing. With a view toward revised disclosure, please tell us whether the parties continue to pursue additional financing, and if so, how you intend to make investors aware of any developments in this regard prior to the special meeting.

The Company respectfully acknowledges the Staff’s comment. Following the signing of the Merger Agreement, KludeIn and Near have continued to pursue various means of financing. On November 4, 2022, Near entered into a Financing Agreement with Blue Torch Finance, LLC in the form of a Senior Secured Term loan for a principal of up to $100M. The details of this financing arrangement were included on pages 17 – 18, 112 – 114 and 198 – 199 of the Registration Statement.

Additionally, KludeIn continues to engage with various financing providers for additional capital. If and when KludeIn enters into a financing agreement prior to the special meeting, it will file a Current Report on Form 8-K to disclosure such agreements for investors’ benefit.

Information About Near

Onboard, Retain and Expand, page 201

3.	We note your response and revised disclosures to prior comment 10. Please further revise to explain what products, (e.g. Vista, Pinnacle, Allspark, Engage and Compass), are included in a typical subscription. Disclose whether such subscriptions include any deliverables or whether deliverables are always considered an “add-on” feature/option. Clarify whether customers have access to all products under a typical subscription or whether there are different subscription types offered that allow access to different products.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 208, 216 and 217 to describe the composition of customer subscriptions.

4.	We note you also offer a managed subscription option that provides a premium experience for customers who use your marketing intelligence products. Please revise to clarify what is included in this managed subscription option (e.g. the platform products as well as deliverables) versus a typical subscription, and clearly explain how these two subscription types differ. In your response, please clarify what is meant by your reference on page 202 to handling “all aspects of the marketing campaign” for your managed subscriptions and what impact, if any, such services have on your accounting. In addition, tell us how much revenue was recognized in each period presented related to these managed subscriptions.

The Company respectfully acknowledges the Staff’s comment and it has revised the disclosure on pages 208, 216 and 217 to clarify that the managed subscription is not a standalone offering of the Company. As a result, there is no impact on the Company’s accounting.

2

Management’s Discussion and Analysis and Results of Operations of Near

Key Performance Metric - Net Revenue Retention, page 209

5.	We note your response to prior comment 11. Please explain to us how Uber Media’s customers are factored into the net revenue retention rates (NRR) currently disclosed. In this regard, assuming NRR for December 31, 2021 starts with revenue from your customer base at December 31, 2020 and compares that to revenue from that same set of customers at December 31, 2021, clarify if Uber Media’s customers are included in such measure. Similarly, tell us whether Uber Media’s customers are included in your customer base at March 31, 2021 in order to calculate the NRR for March 31, 2022. If so, tell us how you determine the amount of revenue from Uber Media’s customers used in such calculations considering the merger closed on March 31, 2021. Revise your disclosures as necessary to clarify how Uber Media’s customer base factors into your calculations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that UberMedia’s customers are factored into NRR calculations for 2022 and 2021.  Even though the acquisition closed on March 31, 2021, the NRR calculation includes UberMedia customers on a proforma basis for the year ended December 31, 2020 and the period ended March 31, 2021 in order to give an accurate portrayal of NRR. The amount of revenue included from UberMedia’s customers were based on the AICPA audited results for the periods presented. The Company has updated its disclosure accordingly in page 216 of the Registration Statement.

Notes to Consolidated Financial Statements of Near Intelligence Holdings Inc. and Subsidiaries

Note 2. Summary of significant accounting policies

q) Revenue recognition, page F-63

6.	Please explain in more detail how you account for your variable subscriptions. In this regard, we note from your revised disclosures on page 201 that you offer tiered pricing as the volume of requests/downloads increases. Explain whether the customer receives a price discount within the one-year contract term if, for example, they reach another tier after the first month. Describe how you estimate and constrain this variable consideration at contract inception and revise to disclose this information here. Refer to ASC 606-10-32-8 and 32-11. Finally, tell us how much revenue was recognized in each period presented related to variable versus fixed contracts and, if material, revise to disclose this information.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as part of its pricing strategy, the Company offers different pricing levels depending on the number and type of deliverables requested. The higher the level of requested deliverables and the greater the committed spend, the better the per unit price. If a customer renews their subscription but significantly increases the number of deliverables requested, the overall spend will go up but the per unit price could be decreased. Such discounted prices are offered and agreed to on a case-by-case basis. At the inception of the contract, the Company does not commit itself to any such discounted prices for future renewals. Any discounted price agreed at contract renewal is valid only for that renewed term and does not vary over that specific term. It is respectfully clarified that a customer does not shift to another tier of Company’s pricing structure during a particular contract period irrespective of the volume of the customer’s usage of the Company’s platform. The customer could be offered a per unit discount on renewal if the committed spend is higher, but this is only offered upon the expiration of the contract term and renewal for another contract term.

Accordingly, as per the requirements of ASC 606-10-25-3, revenue is recognized only in respect of the non-cancellable contract period and thus, the requirements under ASC 606-10-32-8 and 32-11 are not applicable to the Company’s contracts with its customers. The Company has also amended the disclosure on pages 208, 216 and 217 of the Registration Statement to bring clarity on this aspect.

****

3

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer
KludeIn I Acquisition Corp.

cc: Ellenoff Grossman & Schole LLP

4